DORSEY
DORSEY & WHITNEY LLP

JODIE M. KAUFMAN
(416) 367-7375
kaufman.jodie@dorsey.com

February 14, 2008

[redacted]

08000748

SUPPL

VIA FEDEX

Securities and Exchange Commission
Attn: Paul Dudek, Office Chief
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Material Change Report dated January 15, 2008 filed pursuant to CSA Multilateral Instrument 51-102 and corresponding press release dated January 16, 2008.

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information filed by the Company with the London Stock Exchange

None

D. Information which the Company has distributed to its security holders

None

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely

Jodie M. Kaufman

Jodie M. Kaufman

ADDAX PETROLEUM CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Reporting Issuer:

Addax Petroleum Corporation ("**Addax Petroleum**" or the "**Corporation**")
16, avenue Eugène-Pittard
1206, Geneva, Switzerland

Registered Office Address:
3400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Canada

ITEM 2 Date of Material Change:

January 15, 2008

ITEM 3 News Release:

A news release was issued by the Corporation on January 16, 2008 through CNW Group. The news release was also filed on SEDAR.

ITEM 4 Summary of Material Change:

On January 15, 2008, the Corporation accepted an engineering report dated January 11, 2008 prepared by Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers ("**NSAI**"), evaluating the Corporation's crude oil reserves, and certain contingent gas resources and prospective oil resources effective as at December 31, 2007, using guidelines outlined in the Canadian Oil and Gas Evaluation Handbook and in accordance with National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* ("**Reserve Report**"). The results of the NSAI Report indicate that the Corporation's gross working interest proved plus probable reserves based on forecast prices and costs have increased 26 percent over the reserves estimated by NSAI in their reserve report dated January 15, 2007, effective December 31, 2006.

ITEM 5 Full Description of Material Change:

Please see the attached Schedule "A".

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

Mr. David Codd
Chief Legal Officer and Corporate Secretary
+41 22 702 9525

ITEM 9 Date of Report:

January 16, 2008

Reader Advisory: Forward-Looking Statements

Certain statements in this Report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this Report is made as of the date of this Report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this Report is expressly qualified by this cautionary statement.

SCHEDULE "A"

PETROLEUM RESERVES, CONTINGENT AND PROSPECTIVE RESOURCES

Readers should refer to the Glossary, included at the end of this Report, for the meaning of certain terms used herein. Also included at the end of this Report is a Table of Abbreviations which sets out the meaning of certain abbreviations used in this Report. Except as otherwise indicated in this Report, references to "$" and to "dollars" refer to currency of the United States of America.

Petroleum Reserves

The tables below summarize the petroleum reserves, other resources not currently classified as reserves, and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities.* The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this report may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are comprised of light to medium oil reserves only in Nigeria, Gabon and the Kurdistan Region of Iraq. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. The Production Sharing Contracts in Nigeria and the Production Sharing Agreement in the Kurdistan Region of Iraq contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Corporation's Production Sharing Contracts in Gabon treat commercial natural gas in effectively the same manner as crude oil.

The Corporation also undertakes exploration operations on its properties in Cameroon, the Joint Development Zone (JDZ) and OPL291 offshore Nigeria for which there are no reserves as at December 31, 2007.

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at December 31, 2007[8][9][10][12][13][15][16]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes[14] Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved[1]												
Developed Producing[2]												
Nigeria	85.9	75.3	5,187	4,794	4,468	4,192	3,956	1,894	1,759	1,645	1,547	1,462
Gabon	34.1	19.0	1,036	942	865	801	747	984	898	827	767	716
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**120.0**	**94.3**	**6,222**	**5,736**	**5,333**	**4,993**	**4,703**	**2,878**	**2,657**	**2,471**	**2,314**	**2,179**
Developed Non-Producing[3]												
Nigeria	14.2	12.6	787	659	561	485	425	241	204	175	152	133
Gabon	2.4	1.8	83	71	62	54	48	66	57	50	44	39
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**16.6**	**14.3**	**870**	**730**	**623**	**539**	**472**	**307**	**261**	**225**	**196**	**172**
Undeveloped[4]												
Nigeria	54.1	46.3	2,971	2,516	2,163	1,883	1,657	941	795	680	589	514
Gabon	42.7	21.8	1,222	1,014	860	742	650	1,166	971	825	713	625
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**96.7**	**68.1**	**4,193**	**3,530**	**3,022**	**2,625**	**2,307**	**2,107**	**1,766**	**1,506**	**1,302**	**1,139**
Total Proved	**233.3**	**176.7**	**11,286**	**9,996**	**8,978**	**8,157**	**7,483**	**5,291**	**4,684**	**4,202**	**3,811**	**3,490**
Probable[5]												
Nigeria	108.5	91.4	5,708	4,512	3,638	2,984	2,485	1,929	1,485	1,159	915	730
Gabon	30.3	15.5	680	528	420	339	277	643	500	397	320	261
Kurdistan Region of Iraq	74.6	21.8	1,001	794	640	522	431	1,001	794	640	522	431
Total Probable	**213.4**	**128.8**	**7,389**	**5,835**	**4,697**	**3,845**	**3,193**	**3,573**	**2,779**	**2,196**	**1,757**	**1,422**
Total Proved plus Probable	**446.7**	**305.5**	**18,674**	**15,831**	**13,676**	**12,002**	**10,676**	**8,864**	**7,463**	**6,398**	**5,569**	**4,912**
Possible[6]												
Nigeria	86.1	67.3	4,832	3,846	3,135	2,608	2,208	1,340	1,042	832	679	564
Gabon	18.8	8.9	464	324	234	175	134	442	309	224	167	128
Kurdistan Region of Iraq	28.8	8.3	288	193	133	93	66	288	193	133	93	66
Total Possible	**133.6**	**84.4**	**5,584**	**4,363**	**3,502**	**2,876**	**2,408**	**2,070**	**1,545**	**1,188**	**938**	**758**
Total Proved plus Probable plus Possible	**580.3**	**389.9**	**24,258**	**20,194**	**17,178**	**14,878**	**13,084**	**10,934**	**9,008**	**7,586**	**6,507**	**5,670**

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at December 31, 2007[8][9][11][12][15][16]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes[14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved[1]												
Developed Producing[2]												
Nigeria	87.7	76.5	5,780	5,299	4,905	4,577	4,299	2,023	1,865	1,733	1,622	1,527
Gabon	34.6	18.9	1,185	1,065	968	889	823	1,128	1,017	927	852	790
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Producing	**122.3**	**95.4**	**6,965**	**6,363**	**5,872**	**5,465**	**5,121**	**3,152**	**2,882**	**2,660**	**2,475**	**2,317**
Developed Non-Producing[3]												
Nigeria	15.4	13.5	964	791	663	566	490	259	218	187	162	141
Gabon	2.5	1.8	102	86	74	64	56	83	71	61	54	47
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Developed Non-Producing	**17.9**	**15.3**	**1,066**	**877**	**737**	**630**	**546**	**342**	**289**	**248**	**215**	**188**
Undeveloped[4]												
Nigeria	54.1	46.1	3.416	2,882	2,469	2,144	1,882	1,046	879	748	644	560
Gabon	42.4	21.0	1,408	1,159	977	840	733	1,349	1,115	942	810	707
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--	--	--	--	--
Total Undeveloped	**96.5**	**67.1**	**4,824**	**4,042**	**3,447**	**2,983**	**2,615**	**2,395**	**1,994**	**1,690**	**1,454**	**1,267**
Total Proved	**236.7**	**177.8**	**12,855**	**11,283**	**10,057**	**9,078**	**8,283**	**5,889**	**5,165**	**4,598**	**4,144**	**3,773**
Probable[5]												
Nigeria	105.7	88.3	6,644	5,260	4,247	3,488	2,907	2,210	1,697	1,324	1,046	835
Gabon	30.3	14.9	805	627	498	403	331	768	597	475	384	314
Kurdistan Region of Iraq	74.6	20.7	1,138	907	733	600	497	1,138	907	733	600	497
Total Probable	**210.6**	**123.9**	**8,587**	**6,793**	**5,478**	**4,491**	**3,735**	**4,116**	**3,201**	**2,531**	**2,029**	**1,645**
Total Proved plus Probable	**447.2**	**301.7**	**21,442**	**18,075**	**15,534**	**13,570**	**12,018**	**10,005**	**8,367**	**7,129**	**6,173**	**5,418**
Possible[6]												
Nigeria	85.7	66.6	5,508	4,381	3,567	2,964	2,506	1,466	1,141	910	742	617
Gabon	18.6	8.4	540	380	277	208	160	519	366	267	200	154
Kurdistan Region of Iraq	28.8	7.6	354	236	161	112	80	354	236	161	112	80
Total Possible	**133.2**	**82.6**	**6,401**	**4,997**	**4,005**	**3,284**	**2,745**	**2,339**	**1,743**	**1,338**	**1,054**	**850**
Total Proved plus Probable plus Possible	**580.4**	**384.3**	**27,843**	**23,072**	**19,539**	**16,853**	**14,763**	**12,344**	**10,110**	**8,467**	**7,227**	**6,268**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report) and "Net" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil.

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 2.2 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and changes in terminal selling prices, and take into account inflation with respect to future operating, capital and abandonment costs. In the Reserve Report, operating costs are assumed to escalate at 2 per cent per annum. Crude oil prices used by NSAI effective December 31, 2007, are as follows.

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend	OML137 Crude	Etame Crude	Rabi Blend	Remboué Crude	Taq Taq Crude
	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2008	90.97	87.60	94.42	94.51	87.60	89.97	89.43	83.56	54.58
2009	87.33	84.10	90.65	90.74	84.10	86.38	85.85	80.22	52.40
2010	84.38	81.26	87.58	87.67	81.26	83.46	82.95	77.51	84.38
2011	81.85	78.82	84.96	85.05	78.82	80.96	80.47	75.19	81.85
2012	81.32	78.31	84.41	84.49	78.31	80.43	79.94	74.70	81.32
2013	81.10	78.10	84.18	84.26	78.10	80.21	79.73	74.50	81.10
2014	82.15	79.11	85.27	85.35	79.11	81.25	80.76	75.46	82.15
2015	83.25	80.17	86.41	86.49	80.17	82.34	81.84	76.47	83.25
2016	84.32	81.20	87.53	87.61	81.20	83.41	82.90	77.46	84.32
2017	86.03	82.84	89.29	89.38	82.84	85.09	84.57	79.20	86.03

and escalated at 2 percent per annum thereafter.

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond December 31, 2007. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows.

	December 31, 2007 ($/bbl)
Brent Crude	93.85
Antan Blend	90.38
Brass River Blend	97.42
Okwori Blend	97.51
OML137 Crude	97.51
Etame Crude	92.83
Rabi Blend	92.26
Rembourné Crude	86.21
Taq Taq Crude	93.85

(12) Included in the Reserve Report is a capital investment of $323.6 million to be expended in 2008 and 2009 to eliminate gas flaring in Nigerian PSCs by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts and Agreement including, in Nigeria, Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NDDC (Niger Delta Development Commission) levy, Education Tax and Tax Inversion Penalty, in Gabon, Royalty Oil, Government's share of Profit Oil, Domestic Market Obligation losses, Training Funds, Hydrocarbon Funds, Bonuses, and in the Kurdistan Region of Iraq, Royalty Oil, Training Funds, Hydrocarbon Funds, Bonuses, Domestic Market Obligation losses, NOC's share of Profit Oil and, as appropriate, the Government of Gabon's or the Kurdistan Regional Government's share of Profit Oil. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and government share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $363.4 million under the Nigeria and Gabon PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

(16) For Gabon and the Kurdistan Region of Iraq, the estimates are after giving effect to the back-in rights held by relevant governments, government corporations or third parties.

Oil Reserves By License Area

The following tables set forth the oil reserves by license area.

Summary of Oil Reserves by License Area as at December 31, 2007

	Gross Working Interest			Net Working Interest		
Country/Asset	Proved	Proved plus Probable	Proved plus Probable plus Possible	Proved	Proved plus Probable	Proved plus Probable plus Possible
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs						
Nigeria						
OML123	94.5	161.4	220.6	80.8	135.5	180.3
OML124	18.2	23.4	38.9	15.7	19.6	32.0
OML126	41.5	52.4	59.9	37.6	47.3	53.7
OML137	--	17.1	19.8	--	16.2	18.7
Okwok Field	--	8.4	9.5	--	7.0	8.0
Gabon						
Awoun	10.8	19.0	24.1	6.4	10.6	13.1
Etame Marine	6.6	13.4	22.5	3.6	7.0	11.6
Maghena	38.8	38.8	38.8	19.2	19.2	19.2
Panthere NZE	21.2	36.5	41.1	12.2	20.1	21.9
Remboue	1.8	1.8	1.8	1.3	1.3	1.3
Kurdistan Region of Iraq						
Taq Taq(1)	--	74.6	103.4	--	21.8	30.2
Total	**233.3**	**446.7**	**580.3**	**176.7**	**305.5**	**389.9**
Constant Prices and Costs						
Nigeria						
OML123	96.5	161.4	220.6	82.1	134.5	179.2
OML124	18.3	23.4	38.9	15.6	19.5	31.9
OML126	42.4	52.8	60.0	38.4	47.5	53.6
OML137	--	17.1	19.8	--	16.1	18.6
Okwok Field	--	8.2	9.3	--	6.8	7.8
Gabon						
Awoun	11.0	19.1	24.1	6.4	10.4	12.7
Etame Marine	6.6	13.4	22.5	3.5	6.9	11.3
Maghena	38.8	38.8	38.8	18.7	18.7	18.7
Panthere NZE	21.2	36.5	41.1	11.8	19.4	21.1
Remboue	1.9	1.9	1.9	1.3	1.3	1.3
Kurdistan Region of Iraq						
Taq Taq(1)	--	74.6	103.4	--	20.7	28.3
Total	**236.7**	**447.2**	**580.4**	**177.8**	**301.7**	**384.4**

Totals may not add because of rounding

Notes:

(1) Reserves reported after giving effect of government back-in rights which Addax Petroleum expects to be exercised.

Additional Information Concerning Future Net Revenue

The following tables set forth the elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted) as at December 31, 2007 Based on Forecast Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes[2]	Future Net Revenue After Taxes
				($million)				
Proved Reserves								
Nigeria	13,159	1,754	1,581	788	90	8,945	5,869	3,076
Gabon	6,617	3,044	1,022	162	48	2,341	125	2,216
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**19,775**	**4,798**	**2,604**	**950**	**138**	**11,286**	**5,994**	**5,291**
Proved Plus Probable								
Nigeria	22,630	3,813	2,248	1,765	151	14,653	9,649	5,004
Gabon	9,116	4,263	1,323	457	53	3,021	162	2,859
Kurdistan Region of Iraq	6,019	4,275	283	461	--	1,001	--	1,001
Total	**37,765**	**12,350**	**3,854**	**2,683**	**204**	**18,674**	**9,810**	**8,864**
Proved Plus Probable Plus Possible								
Nigeria	29,860	5,518	2,624	2,081	153	19,484	13,141	6,344
Gabon	10,675	5,120	1,523	494	53	3,484	183	3,301
Kurdistan Region of Iraq	8,459	6,048	410	689	23	1,289	--	1,289
Total	**48,994**	**16,685**	**4,558**	**3,264**	**229**	**24,258**	**13,324**	**10,934**

Totals may not add because of rounding.

Note:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Nigeria taxes include petroleum profit tax, education tax, Niger Delta Development Commission levy and tax inversion penalty. Gabon taxes include training fund, hydrocarbon fund, bonuses, and domestic market obligation losses.

Total Future Net Revenue (Undiscounted) as at December 31, 2007 Based on Constant Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes[2]	Future Net Revenue After Taxes
					($million)			
Proved Reserves								
Nigeria	14,636	1,998	1,613	785	80	10,160	6,833	3,328
Gabon	7,328	3,470	961	160	41	2,695	134	2,561
Kurdistan Region of Iraq	--	--	--	--	--	--	--	--
Total	**21,964**	**5,468**	**2,574**	**945**	**121**	**12,855**	**6,966**	**5,889**
Proved Plus Probable								
Nigeria	25,173	4,365	2,123	1,750	132	16,804	11,266	5,537
Gabon	10,124	4,899	1,227	452	46	3,500	171	3,329
Kurdistan Region of Iraq	6,857	5,004	258	447	10	1,138	--	1,138
Total	**42,154**	**14,268**	**3,608**	**2,649**	**188**	**21,442**	**11,437**	**10,005**
Proved Plus Probable Plus Possible								
Nigeria	33,271	6,306	2,462	2,059	133	22,311	15,308	7,004
Gabon	11,849	5,888	1,387	489	46	4,040	192	3,848
Kurdistan Region of Iraq	9,559	7,040	364	646	17	1,492	--	1,492
Total	**54,679**	**19,234**	**4,214**	**3,194**	**195**	**27,843**	**15,499**	**12,344**

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Nigeria taxes include petroleum profit tax, education tax, Niger Delta Development Commission levy and tax inversion penalty. Gabon taxes include training fund, hydrocarbon fund, bonuses, and domestic market obligation losses.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2007 Based on Forecast Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Future Net Revenue Before Taxes[2]	Taxes	Future Net Revenue After Taxes
				($million)			($/bbl)	($million)	
Proved[3]	15,450	3,736	1,798	872	66	8,978	50.80	4,776	4,202
Proved Plus Probable[3]	26,892	8,243	2,523	2,365	88	13,676	44.77	7,278	6,398
Proved Plus Probable Plus Possible[3]	33,511	10,569	2,901	2,767	95	17,178	44.05	9,592	7,586

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Calculated as the net present value of future net revenues before tax, discounted at 10 percent per annum and divided by net reserves.

(3) Light and medium crude oil combined.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2007 Based on Constant Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Future Net Revenue Before Taxes[2]	Taxes	Future Net Revenue After Taxes
				($million)			($/bbl)	($million)	
Proved[3]	16,942	4,200	1,762	868	55	10,057	56.56	5,459	4,598
Proved Plus Probable[3]	29,757	9,417	2,388	2,338	80	15,534	51.48	8,405	7,129
Proved Plus Probable Plus Possible[3]	37,147	12,082	2,724	2,721	81	19,539	50.83	11,072	8,467

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Calculated as the net present value of future net revenues before tax, discounted at 10 percent per annum and divided by net reserves.

(3) Light and medium crude oil combined.

Reconciliation of Changes in Reserves

Reserves Reconciliations

The following tables disclose changes between the reserves estimates made as at December 31, 2007 and the corresponding estimates made as at December 31, 2006.

Gross Oil Reserves Reconciliation from December 31, 2006 to December 31, 2007

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL		
Factors	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs												
December 31, 2006	**116.0**	**99.4**	**215.4**	**66.1**	**32.2**	**98.2**	**--**	**40.1**	**40.1**	**182.0**	**171.7**	**353.7**
Acquisitions	--	--	--	--	--	--	--	--	--	--	--	--
Discoveries	--	34.2	34.2	--	--	--	--	--	--	--	34.2	34.2
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions and Improved Recovery	--	--	--	--	6.6	6.6	--	--	--	--	6.6	6.6
Technical Revisions	72.4	(32.1)	40.3	11.1	(18.0)	(6.8)	--	32.4	32.4	83.6	(17.7)	66.0
Economic Factors	3.9	7.0	10.9	9.7	9.5	19.2	--	2.1	2.1	13.6	18.6	32.2
Gross Production	(38.1)	--	(38.1)	(7.8)	--	(7.8)	--	--	--	(46.0)	--	(46.0)
December 31, 2007	**154.2**	**108.5**	**262.7**	**79.1**	**30.3**	**109.4**	**--**	**74.6**	**74.6**	**233.2**	**213.4**	**446.7**
Constant Prices and Costs												
December 31, 2006	**117.1**	**99.1**	**216.2**	**67.5**	**32.7**	**100.2**	**--**	**40.1**	**40.1**	**184.6**	**171.9**	**356.5**
Acquisitions	--	--	--	--	--	--	--	--	--	--	--	--
Discoveries	--	34.2	34.2	--	--	--	--	--	--	--	34.2	34.2
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions and Improved Recovery	--	--	--	--	6.6	6.6	--	--	--	--	6.6	6.6
Technical Revisions	74.5	(36.2)	38.3	10.3	(18.2)	(7.9)	--	32.4	32.4	84.9	(22.0)	62.8
Economic Factors	3.7	8.6	12.3	9.5	9.2	18.7	--	2.1	2.1	13.2	19.9	33.1
Gross Production	(38.1)	--	(38.1)	(7.8)	--	(7.8)	--	--	--	(46.0)	--	(46.0)
December 31, 2007	**157.2**	**105.7**	**262.9**	**79.5**	**30.3**	**109.8**	**--**	**74.6**	**74.6**	**236.7**	**210.6**	**447.2**

Totals may not add because of rounding.

Net Oil Reserves Reconciliation from December 31, 2006 to December 31, 2007

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL		
Factors	**Proved**	**Probable**	**Proved plus Probable**	**Proved**	**Probable**	**Proved plus Probable**	**Proved**	**Probable**	**Proved plus Probable**	**Proved**	**Probable**	**Proved plus Probable**
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs												
December 31, 2006	**104.2**	**83.7**	**187.9**	**44.1**	**19.4**	**63.5**	--	**16.5**	**16.5**	**148.2**	**119.5**	**267.7**
Acquisitions	--	--	--	--	--	--	--	--	--	--	--	--
Discoveries	--	31.0	31.0	--	--	--	--	--	--	--	31.0	31.0
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions and Improved Recovery	--	--	--	--	6.6	6.6	--	--	--	--	6.6	6.6
Technical Revisions	61.7	(21.3)	40.5	(1.7)	(19.3)	(21.0)	--	3.2	3.2	60.1	(37.2)	22.9
Economic Factors	1.1	(2.0)	(0.9)	5.2	8.8	14.0	--	2.1	2.1	6.3	8.9	15.2
Net Production	(32.9)	--	(32.9)	(5.0)	--	(5.0)	--	--	--	(37.9)	--	(37.9)
December 31, 2007[1]	**134.1**	**91.4**	**225.6**	**42.6**	**15.5**	**58.1**	--	**21.8**	**21.8**	**176.7**	**128.8**	**305.5**
Constant Prices and Costs												
December 31, 2006	**104.9**	**83.1**	**188.0**	**44.2**	**19.0**	**63.3**	--	**15.5**	**15.5**	**149.1**	**117.6**	**266.7**
Acquisitions	--	--	--	--	--	--	--	--	--	--	--	--
Discoveries	--	30.9	30.9	--	--	--	--	--	--	--	30.9	30.9
Dispositions	--	--	--	--	--	--	--	--	--	--	--	--
Extensions and Improved Recovery	--	--	--	--	6.1	6.1	--	--	--	--	6.1	6.1
Technical Revisions	63.6	(24.8)	38.8	(3.3)	(18.4)	(21.8)	--	4.8	4.8	60.3	(38.4)	21.9
Economic Factors	0.5	(0.9)	(0.4)	5.8	8.2	14.0	--	0.4	0.4	6.3	7.7	14.0
Net Production	(32.9)	--	(32.9)	(5.0)	--	(5.0)	--	--	--	(37.9)	--	(37.9)
December 31, 2007	**136.1**	**88.3**	**224.4**	**41.7**	**14.9**	**56.6**	--	**20.7**	**20.7**	**177.8**	**123.9**	**301.7**

Totals may not add because of rounding.

Additional Information Relating to Reserves Data

Future Costs

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted)
as at December 31, 2007

	Forecast Prices and Costs		Constant Prices and Costs	
Year	**Proved**	**Proved plus Probable**	**Proved**	**Proved plus Probable**
		($million)		
2008	670	1,142	670	1,142
2009	162	1,010	160	997
2010	117	384	113	372
2011	1	59	1	56
2012	--	59	--	55
2013	--	29	--	27
2014	--	--	--	--
2015	--	--	--	--
2016	--	--	--	--
2017	--	--	--	--
Total	**950**	**2,683**	**945**	**2,649**

Totals may not add because of rounding.

Future Development Costs by Country

The following table sets forth the development costs estimated by NSAI.

Country	Total		2008		2009		2010		2011		2012	
	Discounted at		Discounted at		Discounted at		Discounted at		Discounted at		Discounted at	
	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
					($million)							
Forecast Prices and Costs												
Nigeria												
Proved	788	726	568	542	139	120	80	63	1	1	--	--
Proved plus Probable	1,765	1,586	863	823	675	585	217	171	11	8	--	--
Gabon												
Proved	162	146	102	97	23	20	36	29	--	--	--	--
Proved plus Probable	457	409	277	264	47	40	128	101	6	4	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	461	370	3	2	289	251	39	31	42	30	59	38
Constant Prices And Costs												
Nigeria												
Proved	785	723	568	542	137	119	78	62	1	1	--	--
Proved plus Probable	1,750	1,573	863	823	666	577	211	166	10	7	--	--
Gabon												
Proved	160	145	102	97	23	20	35	28	--	--	--	--
Proved plus Probable	452	405	277	264	46	40	124	98	6	4	--	--
Kurdistan Region of Iraq												
Proved	--	--	--	--	--	--	--	--	--	--	--	--
Proved plus Probable	447	360	3	2	285	247	38	30	40	29	55	36

Undeveloped Reserves

Addax Petroleum attributes proved undeveloped reserves in accordance with the CIM definitions. Undeveloped reserves are "those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned". The attribution of proved undeveloped reserves is based on flow test information obtained from various zones, the similarity of well log information relative to the producing zones, and production and pressure performance information. Proved undeveloped reserves are attributed based on field development plans as approved by NNPC or as incorporated in the internal budget of Addax Petroleum for the next two years.

The following table sets out the volumes of proved undeveloped reserves and probable undeveloped reserves that were attributed for the Corporation's product type for each of the most recent two financial years[1].

	Proved Undeveloped (MMbbl)		Probable Undeveloped (MMbbl)	
	Constant[2]	Forecast[3]	Constant[2]	Forecast[3]
December 31, 2006	81.8	82.5	171.9	171.7
December 31, 2007	96.5	96.7	187.9	190.1

Notes:

(1) The Corporation's petroleum production consists solely of light and medium crude oil.

(2) Based on Constant Prices and Costs.

(3) Based on Forecast Prices and Costs.

Contingent Gas Resources

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.

The contingent gas resources presented in this Report are comprised of natural gas, liquefied petroleum gas (LPG), and pentanes plus (C5+) components from the Corporation's Nigerian fields located in Okwok and OML123, OML124, OML126 and OML137. All of the contingent gas resources are located in fields in which wells have been drilled through the gas portion of the reservoirs to help define the gas pay thickness, reservoir quality, and areal extent. There are no gas sales from the properties since no gas market connection is available, nor does Addax Petroleum currently own the gas rights. Addax Petroleum is negotiating with the Nigerian government for Production Sharing Contract (PSC) gas rights and is investigating commercialization of produced gas through several markets. These markets include sales to other operators in the area, liquefied natural gas projects, gas-to-liquids projects, and gas cycling through LPG plants. If these issues are resolved, all or some portion of the contingent resources estimated may be reclassified as reserves. No economic evaluation has been performed on these resources at this time. All produced gas is presently flared, consumed for lease use, or reinjected into the oil reservoirs to maintain reservoir pressure. Contingent gas resources have not been estimated for the Gabon or Iraq concessions.

The following table sets forth the contingent gas resources estimated by NSAI assuming Addax Petroleum's working interest in the respective license areas.

Estimates of Contingent Gas Resources
All License Areas, Nigeria as at December 31, 2007

License Area	Estimate Category	Shrunk[1]	LPG[2]	C_5+[3]
		(Bcf)	(MMbbl)	(MMbbl)
OML 123	Low Estimate[4]	826.4	14.1	9.2
	Best Estimate[5]	999.9	16.9	11.0
	High Estimate[6]	1,163.5	19.1	12.2
OML 124	Low Estimate	229.2	8.2	3.5
	Best Estimate	380.9	15.6	6.6
	High Estimate	416.2	17.0	7.2
OML 126	Low Estimate	81.5	--	1.4
	Best Estimate	106.4	--	1.8
	High Estimate	121.8	--	2.0
OML 137	Low Estimate	750.4	--	18.7
	Best Estimate	925.7	--	25.3
	High Estimate	1,119.3	--	32.8
Okwok	Low Estimate	--	--	--
	Best Estimate	1.8	--	0.0
	High Estimate	2.1	--	0.0
Total	**Low Estimate**	**1,887.5**	**22.3**	**32.7**
	Best Estimate	**2,414.8**	**32.5**	**44.7**
	High Estimate	**2,823.0**	**36.1**	**54.3**

Totals may not add because of rounding.

Notes:

(1) Volume after deductions for plant fuel and the extraction of LPG and C5+ components from the gross contingent resources gas.

(2) Volumes based on 75 percent plant recovery efficiency of non-associated gas reservoirs.

(3) Volumes based on 100 percent plant recovery efficiency of non-associated gas reservoirs.

(4) Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate.

(5) Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.

(6) High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

There is no certainty that these contingent resources will be commercially viable.

Prospective Oil Resources

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

The prospective oil resources presented in this Report are for crude oil only from the Addax Petroleum license areas located in Nigeria, Cameroon, Gabon, and deep water areas of Nigeria and São Tomé and Príncipe. The Nigeria license areas include OML123, OML124, OML126, and OML137. In Cameroon, Addax Petroleum has an interest in the Ngosso concession. The Gabon concessions include the Awoun, Etame Marin, Iris Marine, Kiarsseny, Remboué, and Themis Marine Permits. The deep water areas include OPL291 in Nigeria and Blocks 1, 2, 3, and 4 of the Joint Development Zone (JDZ), which encompasses territory jointly administered by Nigeria and São Tomé and Príncipe.

Prospective resources are those quantities of petroleum estimated on a given date to be potentially recoverable from undiscovered accumulations. The prospective oil resources indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent resources. A geologic risk assessment was performed for these properties. No economic evaluation has been performed on these resources at this time. Prospective gas resources associated with these properties have not been evaluated. The Addax Petroleum interests used to calculate prospective oil resources assume that all phases, and work programmes described in the license operating agreements proceed as planned.

The following table sets forth the unrisked and risked prospective oil resources as estimated by NSAI attributable to Addax Petroleum's working interests in the respective license areas.

Probabilistic Estimates of Unrisked and Risked Prospective Oil Resources to Addax Petroleum Corporation Working Interest as at **December 31, 2007**

	Unrisked[1]			Risked[1]		
Region / License Area	**Low Estimate[2][3]**	**Best Estimate[4]**	**High Estimate[2][5]**	**Low Estimate[2]**	**Best Estimate**	**High Estimate[2]**
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Nigeria						
OML123	375.5	401.2	427.9	102.9	110.3	118.3
OML124	63.4	81.7	101.8	12.4	16.0	19.9
OML126	197.5	249.7	304.1	29.1	37.3	45.7
OML137	58.2	74.2	93.1	11.0	14.6	18.5
Subtotal		806.8			178.2	
Cameroon						
Ngosso	89.7	99.7	109.6	27.5	32.0	36.5
Gabon						
Awoun	21.2	31.2	42.4	5.3	7.9	10.7
Etame Marine	29.6	41.8	55.4	12.0	18.4	25.9
Iris Marine	8.9	15.0	21.6	2.6	4.5	6.7
Kiarsseny[3]	19.8	24.1	28.9	13.6	16.1	18.8
Remboue[3]	1.8	3.7	5.8	0.3	0.7	1.0
Themis Marine	13.7	19.9	26.9	2.7	3.8	5.1
Subtotal		135.6			51.4	
Deep water						
JDZ	676.3	726.6	777.8	286.8	313.0	341.5
OPL291	375.6	477.4	580.3	127.5	163.1	199.1
Subtotal		1,203.9			476.0	
Total		**2,246.0**			**737.6**	

Totals may not add because of rounding.

Notes:

(1) These volumes represent only the portions of the prospects that lie within the boundaries of the respective license area.

(2) It should be noted that the arithmetic sum of multiple probability distributions is correct only when summing the mean values. The arithmetic sum of the low estimates may be very conservative, and the arithmetic sum of the high estimates may be very optimistic. Statistical summation of multiple independent prospect entities results in narrowing the range between the low and high estimates toward the total sum of the means. Therefore, the only arithmetic sum presented in our tables of results is the sum of the means.

(3) These resources are reported after giving effect to government back-in rights, which Addax Petroleum Corporation expects to be exercised.

(4) For the low estimate resources, there is at least a 90 percent probability (P90) that the quantities of oil and gas actually recovered will equal or exceed the estimated amounts.

(5) The best estimate resources correspond to a measure of the central tendency of the uncertainty distribution, represented herein as the mean value.

(6) For the high estimate resources, there is at least a 10 percent probability (P10) that the quantities of oil and gas actually recovered will equal or exceed the estimated amounts.

There is no certainty that any portion of these prospective oil resources will be discovered. If discovered, there is no certainty that their development will be commercially viable.

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation has not identified any important economic factors or significant uncertanties that will affect any particular components of the reserves data disclosed herein. Se "Risk Factors" in the Corporation 's current Annual Information Form and latest prospectus which can be accessed through the Corporation's website at www.addaxpetroleum.com and through www.sedar.com.

GLOSSARY

In this Report:

"**Addax Petroleum**" or "**Corporation**" means Addax Petroleum Corporation;

"**Antan Blend**" means the crude oil produced from OML123 offshore Nigeria, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Awoun Crude**" means the crude oil anticipated to be produced from the Awoun Permit onshore Gabon;

"**Brass River Blend**" means the crude oil produced from OML124 onshore Nigeria, and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Cost Oil**" means a maximum percentage of available crude oil allocated to Addax Petroleum for recovery of costs, including exploration, development and production costs and expenses after the allocation of Royalty Oil;

"**CIM**" means the Canadian Institute of Mining, Metallurgy & Petroleum;

"**developed non-producing reserves**" means those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Disputed Area**" means the area of OML123 offshore Nigeria awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Etame Crude**" means the crude oil produced from the Etame Marine Permit, offshore Gabon;

"**gross**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "working interest" in the Reserve Report);

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**net**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's working interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil;

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Okwori Blend**" means the crude oil produced from OML126 offshore Nigeria;

"**Panthere Crude**" means the crude oil produced from the Panthere NZE Permit, onshore Gabon;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" or "**Production Sharing Agreement**" or "**PSA**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" means the balance of available crude oil after the allocation of Royalty Oil, Tax Oil and Cost Oil;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"Rabi Light" means the crude oil produced from the Maghena Permit, onshore Gabon;

"Remboué Crude" means the crude oil produced from the Remboué Permit, onshore Gabon;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from known accumulations;

"**Royalty Oil**" means the quantum of available crude oil allocated to the relevant government or government corporation, which will generate an amount of proceeds equal to the actual payment of Royalty and Concession Rentals;

"Taq Taq Crude" means the crude oil produced from the Taq Taq Permit in the Kurdistan Region of Iraq;

"**Tax Oil**" means the quantum of available crude oil allocated to the Nigerian government, which will generate an amount of proceeds equal to the actual payment of Nigerian petroleum profits tax;

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

TABLE OF ABBREVIATIONS

In this Report, the abbreviations set forth below have the following meanings:

Crude Oil and Natural Gas Liquids	
bbl	barrels
bbl/d	barrels per day
Mbbl	thousands of barrels
MMbbl	millions of barrels
Mbbl/d	thousands of barrels per day

Other		**Currency**	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day		

ADDAX PETROLEUM

ADDAX PETROLEUM ANNOUNCES 2007 YEAR-END RESERVES, RESOURCES AND 2007 AVERAGE OIL PRODUCTION

- ***2007 Reserve Replacement Ratio of 302 per cent and Reserve Life Index of 9.7 years***
- ***Year end 2007 Proved plus Probable oil reserves increase 26 per cent to 446.7 MMbbl***
- ***Year end 2007 unrisked prospective oil resources of 2,246 MMbbl (risked 738 MMbbl)***
- ***Year end 2007 contingent gas resources of 2,415 Bcf and 77.2 MMbbl of liquids***

Calgary, January 16, 2008 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC), today announces that its Board of Directors has accepted a reserve report prepared by Netherland, Sewell & Associates Inc., independent oil and natural gas reservoir engineers ("NSAI" and the "NSAI Report"), that evaluates all of the Corporation's petroleum reserves and certain resources. As at December 31, 2007, NSAI estimates gross working interest proved plus probable reserves for the Corporation to be 446.7 MMbbl, representing an increase of approximately 26 per cent over the quantities estimated by NSAI at the prior year-end. In addition, the Corporation produced an average of 125,940 bbl/d of oil during 2007, representing an increase of approximately 40 per cent over 2006 and close to the 2007 target of 127,000 bbl/day. Average oil production for 2007 included 104,510 bbl/d from Nigeria and 21,430 bbl/d from Gabon.

This announcement coincides with the filing of a material change report by the Corporation which can be accessed through the Corporation's website at **www.addaxpetroleum.com** and through **www.sedar.com**. The reserve estimates in this release are based on forecast prices and costs. Except as otherwise indicated, references to "$" and to "dollars" refer to the currency of the United States of America.

The material change report can also be accessed by pasting the following link into your web browser to download the PDF document:

[Link]

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am pleased to report very strong operational results for 2007. Our production performance was outstanding, delivering 40 per cent growth over 2006. Strong production growth, combined with a favourable oil price environment, has allowed us to continue to invest in the growth of our reserves and resources base. I believe we have invested well and have

delivered strong reserves growth in each of our operations areas, as laid out in our reserves disclosure. Growth in production and reserves has been complimented and balanced with increases in our prospective oil resources and contingent gas resources, providing a platform for continued future growth. I believe our 2007 success in growing our production and adding to our reserves and resources base represents a major accomplishment that Addax Petroleum has achieved for its shareholders and stakeholders."

The NSAI Report

The NSAI Report was prepared for the Corporation at the direction of Addax Petroleum's Technical and Reserves Committee, using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook and in accordance with National Instrument 51-101. In addition to oil reserves on the Corporation's license areas, the NSAI Report includes prospective oil resources for the Corporation's license areas in West Africa and contingent gas resources for the Corporation's Nigeria license areas.

Selected Oil Reserves Highlights

Highlights of oil reserves reported in the NSAI Report and the Corporation's 2007 production, with comparatives to 2006 results, are as follows:

- Total gross working interest proved plus probable reserves increased by approximately 26 per cent to 446.7 MMbbl as at December 31, 2007 from 353.7 MMbbl as at December 31, 2006. The Corporation did not make reserves acquisitions or disposals in 2007 and the 2007 reserves additions arise primarily from the Corporation's operational activity, including extensions and discoveries, and favourable economic factors.
- In Nigeria, gross working interest proved plus probable reserves increased by approximately 22 per cent to 262.7 MMbbl as at December 31, 2007 from 215.4 MMbbl as at December 31, 2006 and oil production for 2007 averaged 104,510 bbl/d.
- In Gabon, gross working interest proved plus probable reserves increased by approximately 11 per cent to 109.4 MMbbl as at December 31, 2007 from 98.2 MMbbl as at December 31, 2006 and oil production for 2007 averaged 21,430 bbl/d.
- In the Kurdistan Region of Iraq, gross working interest proved plus probable reserves increased by approximately 86 per cent to 74.6 MMbbl as at December 31, 2007 from 40.1 MMbbl as at December 31, 2006, all of which are contained in the Taq Taq field. There was no oil production from the Taq Taq field during 2007.
- The Corporation's overall 2007 reserves replacement ratio was 302 per cent. The reserves replacement ratio is calculated by dividing the gross working interest proved plus probable reserve additions of 139.0 MMbbl (before deduction of 2007 production of 46.0 MMbbl) by the 2007 production.
- The Corporation's 2007 reserve life index, based on proved plus probable reserves as at December 31, 2007 and average 2007 oil production, has decreased slightly to 9.7 years from 10.8 in 2006. The 2007 reserve life index is calculated by dividing the gross working interest proved plus probable reserves of 446.7 MMbbl as at December 31, 2007 by the 2007 production of 46.0 MMbbl. The Corporation's oil production for December, 2007 averaged 143,600 bbl/day and included 117,200 bbl/day in Nigeria and 26,400 bbl/day in Gabon.
- Total gross working interest proved plus probable plus possible reserves have increased by 21 per cent to 580.3 MMbbl as at December 31, 2006 from 480.4 MMbbl as at December 31, 2006.

The following table summarises selected reserves information as at December 31, 2007:

Oil Reserves and Future Net Revenues based on Forecast Prices and Costs as at December 31, 2007

	Gross Working Interest Reserves			Estimated NPV10% of Future Net Revenue After Tax
	Proved	**Proved plus Probable**	**Proved plus Probable plus Possible**	**Proved plus Probable**
	(MMbbl)	(MMbbl)	(MMbbl)	($million)
Nigeria	154.2	262.7	348.7	3,659
Gabon	79.1	109.4	128.2	2,099
Kurdistan Region of Iraq	-	74.6	103.4	640
Total	**233.3**	**446.7**	**580.3**	**6,398**

The following table reconciles changes in gross working interest proved plus probable reserves:

Reconciliation of the Corporation's Reserves based on Forecast Prices and Costs

	Gross Working Interest Proved plus Probable Reserves
	(MMbbl)
Estimated as at December 31, 2006	**353.7**
Acquisitions net of Disposals	0.0
Discoveries and Extensions	40.8
Technical Revisions	66.0
Economic Factors	32.2
Production	(46.0)
Estimated as at December 31, 2007	**446.7**

Selected Prospective Oil Resources Highlights

Highlights of prospective oil resources reported in the NSAI Report, with comparatives to 2006 results, are as follows:

- Prospective oil resources were reported for the majority of the Corporation's license areas in West Africa, including the recently acquired JDZ Block 1. Prospective oil resources were not reported for the Taq Taq license area in the Kurdistan Region of Iraq and the majority of the Corporation's license areas onshore Gabon. In each instance, data collection and evaluation at year-end 2007 were insufficiently advanced to identify prospective resources.
- Total gross working interest best estimate unrisked prospective oil resources were 2,246 MMbbl as at December 31, 2007. Risked prospective oil resources increased by

approximately 10 per cent to 738 MMbbl as at December 31, 2007 from 670 MMbbl as at December 31, 2006.

- Of the year-end 2007 risked prospective oil resources, 476 MMbbl or 64 per cent relate to the Corporation's Deep Water Gulf of Guinea portfolio, 210 MMbbl or 28 per cent to onshore Nigeria and shallow water offshore Nigeria and Cameroon, and 51 MMbbl or 8 per cent to Gabon, predominantly offshore.

The following table summarises selected prospective oil resources information as at December 31, 2007:

Estimates of the Corporation's Prospective Oil Resources in West Africa as at December 31, 2007

	Best Estimate Prospective Oil Resources	
	Unrisked	**Risked**
	(MMbbl)	(MMbbl)
Shallow water and onshore Nigeria		
OML123	401	110
OML124	82	16
OML126	250	37
OML137	74	15
Sub-total	**807**	**178**
Shallow water Cameroon		
Ngosso	100	32
Sub-total	**100**	**32**
Deep Water Gulf of Guinea		
JDZ (1, 2,3 & 4)	727	313
OPL291, Nigeria	477	163
Sub-total	**1,204**	**476**
Gabon		
Onshore	31	8
Offshore	105	43
Sub-total	**136**	**51**
Total	**2,246**	**738**

Totals may not add because of rounding

Selected Contingent Gas Resources Highlights

Highlights of contingent gas resources reported in the NSAI Report, with comparatives to 2006 results, are as follows:

- Contingent gas resources reported are limited to the Corporation's producing license areas in the shallow water and onshore license areas in Nigeria only. They are categorized as contingent because the commerciality of the gas resources and the Corporation's rights to produce the gas resources have yet to be established. The

Corporation is presently formulating commercial development proposals these contingent gas resources.

- Total gross working interest best estimate contingent gas resources increased by approximately 71 per cent to 2,415 Bcf as at December 31, 2007 from 1,412 Bcf as at December 31, 2006. Best estimate liquids associated with contingent gas resources increased by approximately 106 per cent to 77.2 MMbbl as at December 31, 2007 from 37.4 MMbbl as at December 31, 2006.
- The largest additions are in OML137 where 926 Bcf and 25.3 MMbbl were added arising from the Corporation's successful exploration efforts during 2007.

The following table summarises selected contingent gas resources information as at December 31, 2007, including associated gas liquids quantities:

Estimates of the Corporation's
Contingent Gas Resources in Nigeria as at December 31, 2007

	Contingent Gas Resources[1] (Bcf)	Associated Gas Liquids[2] (MMbbl)
OML123	1,000	27.9
OML124	381	22.2
OML126	106	1.8
OML137	926	25.3
Okwok	2	0.0
Total	**2,415**	**77.2**

[1] after deductions for plant fuel and extraction of gas liquids
[2] includes LPG and C5+

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 126,000 bbl/d for 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and

capital activities, contingent liabilities, environmental matters, government approvals and completion of current negotiations. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 80 11
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

END